SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014.

Commission File No. 333-8880

Satélites Mexicanos, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Mexican Satellites, a Mexican Company of Variable Capital

(Translation of the Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation)

Avenida Paseo de la Reforma 222 Pisos 20 y 21, Colonia Juárez, 06600 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

On April 11, 2014, Satélites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”) caused The Depositary Trust Company as holder of record of the Company’s outstanding 9.50% Senior Secured Notes due 2017 (the “Notes”) to be notified of the Company’s election to redeem the Notes on May 15, 2014. The Notes will be redeemed at 104.75% of their principal amount, plus accrued and unpaid interest to the redemption date.

Following the redemption of the Notes, Satmex intends to terminate its obligations to file or furnish reports under the Securities Exchange Act of 1934 by filing Form 15F with the Securities and Exchange Commission of the United States of America.

On April 11, 2014, Eutelsat Communications, the parent company of Satmex, and Satmex issued a press release (the “Press Release”) announcing Satmex’s election to redeem the Notes and Satmex’s intent to terminate its obligations to file or furnish reports through Securities and Exchange Commission of the United States of America.

A copy of the Notice of Redemption as Exhibit (a)(i) and a copy of the Press Release is attached as Exhibit (a)(ii) hereto and are incorporated herein by reference.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos, S. A. de C. V.

Date: April 11, 2014.	By:	/s/ Iris Sánchez Gutiérrez Gómez
(Signature)
Iris Sánchez Gutiérrez Gómez Acting General Counsel

* * * * * *

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

EXHIBIT INDEX

Exhibit Number	Document

(a)(i)	Notice of Redemption, dated April 11, 2014.

(a)(ii)	Press Release announcing the early redemption dated April 11, 2014.